MARKETING AND INVESTOR COMMUNICATIONS AGREEMENT

THIS AGREEMENT is made effective as of the 15th day of September 2005.

BETWEEN:

BAJA MINING CORP., a body corporate under the laws of the

Province of British Columbia and having its registered office at

2350 – 1177 West Hastings Street, Vancouver, BC, Canada V6E

2K3

(the “Corporation”)

AND

SCOTT F. GIBSON & COMPANY INC., body corporate

having an office at Suite 1510, 800 West Pender Street,

Vancouver, British Columbia, Canada V6C 2V6

(the “Consultant”)

WHEREAS:

A.

The Corporation carries on the business of the acquisition, exploration and/or development of natural resource properties; and

B.

The Corporation wishes to engage the Consultant to provide certain consulting services in relation to the Corporation on the terms and conditions set out in this Agreement:

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements of the parties hereinafter provided, the parties covenant and agree as follows:

ARTICLE 1

ENGAGEMENT OF CONSULTANT

1.1

Engagement of Consultant. Subject to the terms and conditions of this Agreement, the Corporation hereby engages the Consultant during the term set out in section 4.1 to provide to the Corporation consulting services as further described in section 1.2.

1.2

Duties and Responsibilities. The Consultant shall:

(a)

perform such consulting services in relation to the Corporation and the Corporation’s business as the President of the Corporation from time to time may request, including the following, the purpose of which is to assist the Corporation in presenting itself to the public in a professional and consistent manner:

(i)

Provide introductions and continuing liaison with writers and/or publishers of various subscriber based publications including (but not limited to):

a) Newspapers;

b) Magazines;

c) Business Publications;

d) Financial Publications; and

(ii)

review and provide advice regarding the presentation, design, grammar, style and functionality of the Corporation’s public communication materials, including the Corporation’s website and the Corporation’s presentations from time to time at various industry meetings, conferences and tradeshows, and

(iii)

provide advice pertaining to the overall corporate development of the Corporation, and

(iv)

communicate directly with funds, analysts, brokers and accredited investors for the purposes of encouraging or promoting investment in the Corporation,

provided however that it is understood that in the performance of the consulting services, the Consultant will not be expected to communicate directly with shareholders or non-accredited retail investors on a one-to-one basis by phone, fax, or email as this function will be handled by an in-house IR representative, and

(b)

the Consultant shall spend a significant amount of time and attention on the affairs and business of the Corporation, but the Consultant will not be required to devote the Consultant’s full time and attention to the affairs of the Company, and the Consultant may engage in other activities and business as the Consultant sees fit provided the Consultant performs the duties as referred to in Section 1.2 (a) hereof as required.

ARTICLE 2

REMUNERATION

2.1

Remuneration.

   As compensation for the consulting services provided by the Consultant under this Agreement, the Corporation agrees to pay to the Consultant the following fees, to the extent applicable:

(a)

a monthly fee (the “Monthly Fee”) of:

(i)

$4,500 each month until the expiration or termination of this Agreement in accordance with Article 2.1c with Article 4; and

(b)

an additional fee of 350,000 options (the “Options”) to purchase common shares of the Corporation at an exercise price of $0.35 per share, which the Corporation hereby grants to the Consultant on execution of this Agreement, in accordance with the terms and conditions set forth in the Corporation’s Stock Option Plan (the “Plan”), as amended from time to time; provided however, that notwithstanding the vesting schedule set out in the Plan, and the Options shall only vest and be exercisable as follows:

(i)

87,500 (25%) shall vest on the execution date of this Agreement (the “First Exercise Date”), and

(ii)

the balance shall vest in increments of 87,500 (25%) on the last day of the first six month period following the First Exercise Date, 87,500 (25%) on the last day of the first nine month period following the First Exercise Date, 87,500 (25%) on the last day of the first 12 month period following the First Exercise Date.

Payment Terms

(c)

The Monthly Fee shall be payable in cash consideration on the first day of each month during the term of the Agreement, provided however that:

(i)

if the first and last Monthly Fee payments due under this Agreement do not fall on a day that is the last day of the particular month, the Monthly Fee shall be prorated from the date of execution of this Agreement or the date of termination of this Agreement, as applicable; and

2.2

Expenses.   The Corporation agrees to reimburse the Consultant for all business and other out-of pocket expenses and disbursements incurred by the Consultant in the performance of his duties and responsibilities herein, up to a maximum of $500 per month during the term of this Agreement. The Consultant shall obtain the Corporation’s prior written approval before incurring expenses exceeding $500 per month. Reimbursement of all such expenses shall be made on a monthly basis and shall be subject to the presentation by the Consultant to the Corporation of expense account records, including supporting invoices and other records of expenditure.

ARTICLE 3

CONFIDENTIALITY AND DISCOLSURE OF MATERIAL INFORMATION

3.1

Corporate Confidential Information. The Consultant acknowledges and agrees that:

(a)

proprietary, financial and confidential information and materials relating to the Corporation may have been, and may in the future be, disclosed to the Consultant (the “Corporate Confidential Information”);

(b)

the corporate Confidential Information is the exclusive property of the Corporation and that all right, title and interest in and to the Corporate Confidential Information shall remain the property of the Corporation and shall be held in confidence by the Consultant;

(c)

the Corporate Confidential Information derives its value from not being generally known to the public or by other persons who can obtain economic value or other advantage from its disclosure and use, and is subject to efforts by the Corporation to maintain its confidentially.

3.2

Covenants Survive. The covenants and agreements in sections 3.1 shall survive the termination of this Agreement.

ARTICLE 4

TERM AND TERMINATION

4.1

Term.

Unless otherwise terminated as provided for in section 4.3, this Agreement shall be in full force for a term of twelve (12) months commencing the date first above written (the “Initial Term”).

4.2

Renewal. Upon expiry of the Initial Term, this Agreement may be renewed upon the mutual agreement of the parties hereto on the same terms and conditions as contained in this Agreement, as amended from time to time, except in respect of Article 2 (Remuneration) and Article 4 (Term) which must be negotiated at the time of any such renewal.

4.3

Termination. Notwithstanding the other provisions of this Agreement, this Agreement shall be terminated as follows:

(a)

forthwith by the Corporation on written notice to the Consultant in the event of:

(i)

the commission by the Consultant or any agent of the Consultant of any material fraudulent act in performing any of the Consultant’s obligations under this Agreement;

(ii)

failure of the Consultant to perform his duties and discharge his obligations under this Agreement;

(iii)

other just cause; or

(b)

forthwith upon the mutual agreement of all the parties to this Agreement; or

(c)

forthwith by the Corporation and the Consultant upon the Corporation being advised in writing by any securities regulatory authority having jurisdiction over the affairs of the Corporation that this Agreement is unsatisfactory for a public company, provided that the Corporation and the Consultant have entered into a new consulting agreement on terms and conditions acceptable to the Corporation, the Consultant and, as necessary, all securities regulatory authorities having jurisdiction over the affairs of the Corporation; or

(d)

after expiry of the Initial Term contemplated in section 4.1 unless extended by mutual agreement of the Parties; or

(e)

at any time during the first three months from receipt of necessary approvals in accordance with section 5.12 hereof by either party on two weeks notice to the other party;

(f)

Either party may elect to terminate this Agreement without cause after September 13, 2006, in which case the terminating party shall be required to give the other party 30 days advance written notice of its decision to terminate.

4.4

If the Consultant fails to perform its services hereunder, its entire liability to the Corporation shall not exceed the lesser of: (a) the amount of total fees Consultant has received from the Corporation; or (b) the actual and direct damage to the Corporation as a result of such non-performance. In no event will Consultant be liable for any indirect, special or consequential damages nor for any claim against the Corporation by any person or entity arising from or in any way related to this Agreement.

ARTICLE 5

GENERAL PROVISIONS

5.1

Governing Law. This Agreement and all matter arising hereunder shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and all disputes arising under this Agreement shall be referred to the Courts of the Province of British Columbia.

5.2

Severability of Clauses. In the event that any provision of this Agreement or any part thereof is invalid, illegal or unenforceable, such provision shall be ineffective to the extent of such illegality or unenforceability, but shall not invalidate or affect the validity, legality and enforceablility of the remaining provisions of this Agreement.

5.3

Currency. All sums of money to be paid or calculated pursuant to this Agreement shall be paid or calculated in currency of Canada unless otherwise expressly stated.

5.4

Time of Essence. Time is hereby expressly made of the essence of this Agreement with respect to the performance by the parties of their respective obligations under this Agreement.

5.5

Arbitration. Any dispute or disagreement among the parties with respect to this Agreement may be referred to a single arbitrator pursuant to the Commercial Arbitration Act (British Columbia), provided that if the parties are unable to agree on the appointment of a single arbitrator, each of the Corporation and the Consultant will appoint an arbitrator and the two arbitrators so appoint a third arbitrator to act as chairman. The determination of the arbitrator or arbitrators will be final and binding on the parties hereto and the cost of the arbitration will be assigned, in whole or in part, by the arbitrator or arbitrators.

5.6

Binding Effect.

 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and assigns.

5.7

Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and shall supersede all previous expectations, understandings, communications, representations and agreements whether verbal or written between the parties with respect to the subject matter hereof.

5.8

Further Assurances. Each of the parties hereto hereby covenant and agree to execute such further and other documents and instruments and do such further and other things as may be necessary or desirable to implement and carry out the intent of this Agreement.

5.9

Assignment. The Consultant may not assign or transfer its rights under this Agreement without the prior written consent of the Corporation. The Corporation may not assign or transfer its rights under this Agreement without the prior written consent of the Consultant.

5.10

Amendments.

No amendment to this Agreement shall be valid unless it is evidenced by written agreement executed by all of the parties hereto.

5.11

Counterparts.

This Agreement may be executed in several counterparts each of which when executed by any party hereto shall be deemed to be an original and such counterparts shall together constitute one and the same instrument.

5.12

Approvals. This Agreement is subject to the receipt of approval of the Board of Directors of the Corporation and acceptance for filing by the TSX Venture Exchange.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

BAJA MINING CORP.

Per:

“John W. Greenslade”

President & Director

SCOTT F. GIBSON & COMPANY INC.

Per:

“Scott F. Gibson”

Chief Executive Officer